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                        [LOGO OF AIISTATE(R) FINANCIAL]

                                                  Angela M. Bandi
                                                  Associate Counsel
                                                  Law & Regulation


July 17, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re: Allstate Financial Advisors Separate Account I ("Registrant")
      Allstate Life Insurance Company ("Depositor")
      Pre-Effective Amendment No. 2 to Form N-4 Registration Statement ("Registration Statement")
      (File Nos. 333-141909 and 811-09327; CIK No. 0001085612)

Commissioners:

On behalf of the above-named Registrant, filed herewith is one electronically formatted copy of the above-referenced pre-effective amendment no. 2 ("Amendment") under the Securities Act of 1933 ("Securities Act"). To facilitate the Commission staff's ("Staff") consideration of the Amendment, we set forth the information below.

                                 1. Amendment

Registrant is filing the Amendment for the purpose of making certain disclosure changes to the Prospectus in response to verbal comments of the Staff provided to the Registrant on June 29, July 5, and July 10, 2007.

The following comments and responses have been previously provided to the Staff in writing via correspondence of the Registrant filed on EDGAR on July 3, July 9, and July 10, 2007, and have already been discussed with the Staff during that timeframe. Registrant is repeating the comments and responses relating to disclosure changes below for the Staff's ease of reference. Please note that some of the comments and responses have been combined to reflect follow-up comments. Registrant will also provide the Staff with a blacklined version of the Prospectus showing revisions to the Prospectus filed in pre-effective amendment no. 1 to the Registration Statement.

Comment 1. Regarding the Portfolio Annual Expenses table:

     a.  Should footnote 2 appear next to the main heading "Advanced
         Series Trust"?

     b. Should footnote 4 appear next to AST Balanced Asset Allocation, AST Capital Growth Asset Allocation, AST Conservative Asset Allocation and AST Preservation Asset Allocation?

                        Allstate Life Insurance Company
   3100 Sanders Road, Suite J5B Northbrook, IL 60062 Phone 847.402.9237 Fax
                 847.402.3781 Email Angela.Bandi@allstate.com

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Securities and Exchange Commission
July 17, 2007
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     c.  Should footnote 8 appear next to AST Large-Cap Value?

     d.  Should footnote 9 appear next to AST Mid-Cap Value?

     e.  Should footnote 10 appear next to AST Money Market?

     f.  Where is the text to footnote 13? Shouldn't the next footnote be 11?

     g.  Where is the text to footnote 11?

   Response: The footnote references in the Portfolio Annual Expenses table have been corrected. Please see pages 7-8 of the blacklined Prospectus for the revised table.

   Specifically, in response to comment 1a., footnote 2 was deleted from the main heading "Advanced Series Trust," and moved to the heading "Acquired Portfolio Fees & Expenses." In response to comment 1b., footnote 4 was deleted from AST Balanced Asset Allocation, AST Capital Growth Asset Allocation, AST Conservative Asset Allocation and AST Preservation Asset Allocation. In response to comment 1c., footnote 8 was removed from AST Large-Cap Value. In response to comment 1d., footnote 9 was removed from AST Mid-Cap Value. In response to comment 1e., footnote 10 was removed from AST Money Market. In response to comments 1f. and 1g., footnotes 11 and 13 were removed. Footnote 10 is the last footnote.

Comment 2. Regarding previous comment 6b., please highlight the statement about where a current Prospectus and Statement of Additional Information for each portfolio may be obtained.

   Response: The statement on page 7 about where a current Prospectus and Statement of Additional Information for each portfolio may be obtained now appears in bolded text. Please see page 7 of the blacklined Prospectus for the revised disclosure.

Comment 3. Regarding previous comment 9, please clarify disclosure about the Enhanced Fixed Rate Option in the Prospectus.

   Response: The disclosure relating to the Enhanced Fixed Rate Option has been clarified. Please see page 17 of the blacklined Prospectus for the revised disclosure.

Comment 4. In connection with our previous comment 5 of June 29, 2007, please remove the statements that appear on page 56 of the Prospectus indicating that you will not be crediting interest on amounts held temporarily in the general account. Additionally, please add disclosure clarifying that initial Purchase Payments will only be held temporarily in the general account until the Annuity is issued. Finally, with regard to subsequent purchase payments, you indicate on p. 56 of the Prospectus that you will credit subsequent purchase payments on the valuation day that you receive the purchase

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Securities and Exchange Commission
July 17, 2007
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payment at your office with satisfactory allocation instructions. You further indicate on p. 23 of the Prospectus that if you don't have specific allocation instructions for subsequent purchase payments, you will allocate subsequent purchase payments according to the initial allocation instructions. Given the referenced prospectus disclosure, we do not understand why it is necessary that you hold subsequent purchase payments in the general account at all.

   Response: We have revised the prospectus disclosure on p. 56 to remove the statements relating to the crediting of interest, to add a statement specifying that initial Purchase Payments will only be held temporarily in the general account until the Annuity is issued and to remove the reference to subsequent purchase payments, as indicated below.

   Revised disclosure:

   With respect to the amount of your initial Purchase Payment that is pending investment in our separate account, we may hold that amount temporarily in our general account until your Annuity is issued.

   Blacklined comparison with previous disclosure:

   With respect to THE AMOUNT OF your initial Purchase Payment that is pending investment in our separate account, we may hold THAT amount temporarily in our general account until your Annuity is issued.

Comment 5. On page 55 of the Prospectus, in the section entitled "VALUING YOUR INVESTMENT" under the sub-section "WHEN DO YOU PROCESS AND VALUE TRANSACTIONS?", please add the phrase "as determined by the SEC" after "an emergency exists" in the second bullet under the phrase: "Allstate Life will also not process financial transactions involving purchase or redemption orders or transfers on any day that."

   Response: We have revised the prospectus disclosure on p. 55 as follows:

   Allstate Life will also not process financial transactions involving purchase or redemption orders or transfers on any day that:

       .  trading on the NYSE is restricted;

       . an emergency exists, AS DETERMINED BY THE SEC, making redemption or valuation of securities held in the Separate Account impractical; or

       . the SEC, by order, permits the suspension or postponement for the protection of security holders.


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Securities and Exchange Commission
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In addition to the changes noted above, the Registrant has made several other non-material changes to the Registration Statement. Specifically, Registrant has updated the dates of the Prospectus and Statement of Additional Information to reflect an anticipated July effective date, and has deleted the following sentence from the bottom of the first page of the Prospectus, as it will no longer be accurate: "Please see our Privacy Policy and our IRA, Roth IRA and Financial Disclosure Statements attached to the back cover of this Prospectus." Registrant has also updated necessary information in the Part C to reflect officer changes and to revise the exhibit list to indicate those exhibits that have been previously filed.

                        2. Timetable for Effectiveness

We appreciate the Staff's efforts in processing the Registration Statement. We believe the Amendment includes all information necessary to complete the Registration Statement.

We believe that we have been fully responsive to the Staff's comments, that our responses do not raise any additional issues for the Staff's consideration and that, other than those changes requested by the Staff, we have not made any material changes in the Amendment. Accordingly, Registrant will orally request acceleration of the effective date of the Registration Statement pursuant to Rule 461 under the Securities Act to the soonest date agreed upon by the Staff. Registrant and its principal underwriter have authorized their counsel to state on their behalf that they are aware of their obligations under the Securities Act.

Tandy Representation. Accordingly, the Registrant acknowledges that:

    . should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

    . the action of the Commission or the staff, acting pursuant to delegation of authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

    . the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your review of the Amendment. If you have any questions, please do not hesitate to call me at 847/402-9237. Thank you.

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Securities and Exchange Commission
July 17, 2007
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Very truly yours,

/s/ Angela M. Bandi
-------------------------
Angela M. Bandi

Enclosure

cc: Alison White, Esq.
    Securities and Exchange Commission

    Thomas S. Clark, Esq.
    Prudential Financial